Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2018, or our 2018 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 59 FDM™ cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,300 employees and hold more than 1,400 granted patents or pending patent applications worldwide.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2019 with the corresponding period in 2018.

Results of Operations

Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2019		2018
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$155,300	100.0%	$153,833	100.0%
Cost of revenues	78,843	50.8%	78,183	50.8%
Gross profit	76,457	49.2%	75,650	49.2%
Research and development, net	22,574	14.5%	25,110	16.3%
Selling, general and administrative	57,154	36.8%	57,005	37.1%
Operating loss	(3,271)	-2.1%	(6,465)	-4.2%
Financial income, net	753	0.5%	8	0.0%
Loss before income taxes	(2,518)	-1.6%	(6,457)	-4.2%
Income tax expenses	1,218	0.8%	601	0.4%
Share in profits (losses) of associated companies	1,423	0.9%	(6,073)	-3.9%
Net loss attributable to non-controlling interests	(43)	0.0%	(90)	-0.1%
Net loss attributable to Stratasys Ltd.	(2,270)	-1.5%	(13,041)	-8.5%

Discussion of Results of Operations

Revenues

Our products and services revenues in the first quarter of each of 2019 and 2018, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2019	2018	% Change
	U.S. $ in thousands
Products	$105,091	$103,917	1.1%
Services	50,209	49,916	0.6%
	$155,300	$153,833	1.0%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) increased by $1.2 million, or 1.1%, for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase in products revenues was driven by an increase in our consumables revenues and systems revenues, which was partially offset by a decrease due to the divestiture of certain entities and the unfavorable impact of foreign currencies translation.

Systems revenues for the three months ended March 31, 2019 increased by 0.8% as compared to the three months ended March 31, 2018. The increase in systems revenues was driven primarily by increased unit sales in North America, and was partially offset by the impact of the divestiture during the third quarter of 2018 of our former subsidiary Solidscape.

Consumables revenues for the three months ended March 31, 2019 increased by 1.4% as compared to the three months ended March 31, 2018. The increase in consumables revenues reflected the utilization of our installed base of systems, and was partially offset by the impact of the divestiture during the third quarter of 2018 of our former subsidiary Solidscape.

Services Revenues

Services revenues (including SDM, maintenance contracts, time and materials and other services) increased by $0.3 million for the three months ended March 31, 2019, or 0.6%, as compared to the three months ended March 31, 2018. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 1.4%, reflecting the growth in our installed base of systems. The increase in services revenues was partially offset by the unfavorable impact of foreign currencies translation.

Revenues by Region

Revenues and the percentage of revenues by region for the first quarter of each of 2019 and 2018, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended March 31,
	2019		2018		% Change
		% of	U.S. $ in	% of
	U.S. $ in thousands	Revenues	thousands	Revenues
Americas*	$96,498	62.1%	$87,914	57.1%	9.8%
EMEA	34,783	22.4%	38,971	25.3%	-10.7%
Asia Pacific	24,019	15.5%	26,948	17.6%	-10.9%
	$155,300	100.0%	$153,833	100.0%	1.0%

*	Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $8.6 million, or 9.8%, to $96.5 million for the three months ended March 31, 2019, compared to $87.9 million for the three months ended March 31, 2018. The increase was primarily driven by higher systems and consumables revenues.

Revenues in the EMEA region decreased by $4.2 million, or 10.7%, to $34.8 million for the three months ended March 31, 2019, compared to $39.0 million for the three months ended March 31, 2018. The decrease was primarily driven by the impact of the divestiture of our former subsidiary Solidscape and lower systems revenues. On a constant currency basis when using prior period’s exchange rates, revenues decreased by $1.6 million, or 4.2%, reflecting a decrease in systems revenues mainly driven by the impact of the divestiture of our former subsidiary Solidscape, partially offset by an increase in consumables and services revenues.

Revenues in the Asia Pacific region decreased by $2.9 million, or 10.9%, to $24.0 million for the three months ended March 31, 2019, compared to $26.9 million for the three months ended March 31, 2018. The decrease was primarily driven by lower systems revenues.

Gross Profit

Gross profit for our products and services, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended March 31,
	2019	2018
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$60,922	$58,699	3.8%
Services	15,535	16,951	-8.4%
	$76,457	$75,650	1.1%

Gross profit as a percentage of revenues for our products and services was as follows:

	Three Months Ended March 31,
	2019	2018
Gross profit as a percentage of revenues from:
Products	58.0%	56.5%
Services	30.9%	34.0%
Total gross profit	49.2%	49.2%

Gross profit attributable to products revenues increased by $2.2 million, or 3.8%, to $60.9 million for the three months ended March 31, 2019, compared to gross profit of $58.7 million for the three months ended March 31, 2018. Gross profit attributable to products revenues as a percentage of products revenues increased to 58.0% for the three months ended March 31, 2019, compared to gross profit of 56.5% for the three months ended March 31, 2018.

The increase in gross profit attributable to products revenues was primarily driven by product mix, higher revenue volume and lower amortization expense, partially offset by the unfavorable impact of foreign currencies translation.

Gross profit attributable to services revenues decreased by $1.4 million, or 8.4%, to $15.5 million for the three months ended March 31, 2019, compared to $17.0 million for the three months ended March 31, 2018. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended March 31, 2019 decreased to 30.9%, as compared to 34.0% for the three months ended March 31, 2018. Our gross profit from services revenues was impacted by the mix of revenue sources, as well as an unfavorable impact of foreign currencies translation.

Operating Expenses

The amount of each type of operating expense for the first quarter of each of 2019 and 2018, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended March 31,
	2019	2018	% Change
	U.S. $ in thousands
Research and development, net	$22,574	$25,110	-10.1%
Selling, general & administrative	57,154	57,005	0.3%
	$79,728	$82,115	-2.9%

Percentage of revenues	51.3%	53.4%

Research and development expenses, net decreased by $2.5 million, or 10.1%, to $22.6 million for the three months ended March 31, 2019, compared to $25.1 million for the three months ended March 31, 2018. The amount of research and development expenses constituted 14.5% of our revenues for the three months ended March 31, 2019, as compared to 16.3% for the three months ended March 31, 2018.

Our research and development expenses were impacted by the timing of project spending and product launches and the impact of the divestiture of certain entities. Our research and development expenses, net reflects our commitment to invest in long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

Selling, general and administrative expenses for the three months ended March 31, 2019 were relatively flat as compared to the three months ended March 31, 2018. The amount of selling, general and administrative expenses constituted 36.8% of our revenues for the three months ended March 31, 2019, as compared to 37.1% for the three months ended March 31, 2018.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues were as follows:

	Three Months Ended March 31,
	2019	2018
	U.S. $ in thousands
Operating loss	$(3,271)	$(6,465)

Percentage of revenues	-2.1%	-4.2%

Operating loss amounted to $3.3 million for the three months ended March 31, 2019, compared to an operating loss of $6.5 million for the three months ended March 31, 2018. The decrease in operating loss was primarily attributable to lower operating expenses for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, as discussed above.

Financial Income, net

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, was $0.8 million for the three months ended March 31, 2019, compared to financial income, net of $0 million for the three months ended March 31, 2018.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended
	March 31,
	2019	2018
	U.S. $ in thousands		Change in %
Income tax expense	$1,218	$601	102.7%

As a percent of loss before income taxes	-48.4%	-9.3%	419.7%

We had a negative effective tax rate of 48.4% for the three-month period ended March 31, 2019, compared to a negative effective tax rate of 9.3% for the three-month period ended March 31, 2018. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses, as well as a valuation allowance on losses of our US subsidiaries.

Share in Profits (Losses) of Associated Companies

Share in profit (losses) of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended March 31, 2019, the profit from our proportionate share of the earnings of our equity method investments was $1.4 million, compared to a loss of $6.1 million in the three months ended March 31, 2018. The difference is primarily due to an in-process research and development (IPR&D) write-off of $5.0 million recorded during the first quarter of 2018 due to the Evolve transaction, as opposed to a gain resulting from our divestment of one of our equity method investments during the first quarter of 2019.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share were as follows:

	Three Months Ended March 31,
	2019	2018
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(2,270)	$(13,041)

Percentage of revenues	-1.5%	-8.5%

Diluted net loss per share	$(0.04)	$(0.24)

Net loss attributable to Stratasys Ltd. was $2.3 million for the three months ended March 31, 2019 compared to net loss of $13.0 million for the three months ended March 31, 2018. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses, as well as an increase in share in profits of associated companies, as described above.

Diluted net loss per share was $0.04 and $0.24 for the three months ended March 31, 2019 and 2018, respectively. The weighted average fully diluted share count was 54.0 million for the three months ended March 31, 2019, compared to 53.7 million for the three months ended March 31, 2018.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and the related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$76,457	$4,252	$80,709	$75,650	$5,599	$81,249
	Operating income (loss) (1,2)	(3,271)	10,075	6,804	(6,465)	11,387	4,922
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(2,270)	7,927	5,657	(13,041)	15,763	2,722

	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.04)	$0.14	$0.10	$(0.24)	$0.29	$0.05

(1)	Acquired intangible assets amortization expense		3,898			5,204
	Non-cash stock-based compensation expense		354			387
	Reorganization and other related costs		-			8
			4,252			5,599

(2)	Acquired intangible assets amortization expense		1,889			2,558
	Non-cash stock-based compensation expense		3,875			3,028
	Reorganization and other related costs		59			1,671
	Gain from sale of plant and property		-			(1,563)
	Merger and acquisition related expense		-			94
			5,823			5,788
			10,075			11,387

(3)	Corresponding tax effect		(544)			(792)
	Gain from equity method divestment, related write-offs and amortization		(1,604)			5,168
			$7,927			$15,763

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,966		54,477	53,657		53,721

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Three Months Ended March 31,
	2019	2018
	U.S $ in thousands
Net loss	$(2,313)	$(13,131)
Depreciation and amortization	12,700	15,372
Deferred income taxes	(685)	(922)
Stock-based compensation	4,229	3,415
Other non-cash item, net	(615)	5,104
Change in working capital and other items	(8,712)	17,214
Net cash provided by operating activities	4,604	27,052
Net cash used in investing activities	(5,729)	(9,270)
Net cash used by financing activities	(25,071)	(284)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	878	296
Net change in cash, cash equivalents and restricted cash	(25,318)	17,794
Cash, cash equivalents and restricted cash, beginning of period	393,734	329,359
Cash, cash equivalents and restricted cash, end of period	$368,416	$347,153

Our cash, cash equivalents and restricted cash balance decreased to $368.4 million as of March 31, 2019 from $393.7 million as of December 31, 2018. The decrease in cash and cash equivalents in the three months ended March 31, 2019 was primarily due to net cash used in financing activities in an amount of $25.1 million and the cash used in investing activities in the amount of $5.7 million, partially offset by net cash provided by operating activities of $4.6 million.

Our cash, cash equivalents and restricted cash balance increased to $347.2 million at March 31, 2018 from $329.4 million at December 31, 2017.

Cash flows from operating activities

We generated $4.6 million of cash from operating activities during the three months ended March 31, 2019. That cash generation reflects our $2.3 million net loss, as adjusted upwards to eliminate non-cash charges included in net loss, including $12.7 million of depreciation and amortization and $4.2 million of stock-based compensation expense, partially offset by downwards adjustments to reflect the unfavorable changes in our working capital balances and to eliminate non-cash changes in our other assets and liabilities, in an aggregate amount of $8.7 million. The unfavorable impact of our working capital balances was driven by timing of tax payments, and proactive steps to increase inventory levels in order to increase lead time and support product demand.

We generated $27.1 million of cash from operating activities during the three months ended March 31, 2018. That cash generation reflects our net loss of $13.1 million, as adjusted upwards to eliminate non-cash charges such as depreciation and amortization of $15.4 million, and to reflect the favorable changes to our working capital and our other assets and liabilities, in an aggregate amount of $17.2 million.

Cash flows from investing activities

We used $5.7 million of cash in our investing activities during the three months ended March 31, 2019. Cash was primarily used to invest $6.1 million to purchase property and equipment. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

We used $9.3 million of cash in our investing activities during the three months ended March 31, 2018. Cash was primarily used to invest $7.6 million to purchase property and equipment.

Cash flows from financing activities

We used $25.1 million of cash in our financing activities during the three months ended March 31, 2019. Cash used for financing activities was mainly attributable to the early repayment of the full outstanding principal amount of our long-term loan in an amount of $27.3 million. Cash provided by financing activities was mainly attributable to proceeds of $2.2 million from the exercise of stock options.

We used $0.3 million of cash in our financing activities during the three months ended March 31, 2018. Cash used by financing activities was mainly attributable to the repayment of the quarterly installments of our long-term loan in an amount of $1.3 million, partially offset by proceeds of $1.0 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $659.0 million as of March 31, 2019, of which $368.4 million consisted of cash, cash equivalents and restricted cash. Total current liabilities amounted to $171.8 million. Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by imposing credit limits, by conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and working capital needs for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans to be drawn upon the Credit Line were to be under similar terms as the Bank Loan. The Bank Loan was to mature in December 2023 and was payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan was subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan was secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bore interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contained customary representations and warranties, affirmative covenants and negative covenants, which included, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien.

The Bank Loan Agreement also contained customary events of default that entitled the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and included customary grace periods before certain events were to be deemed events of default. Borrowings under the Bank Loan Agreement were available mainly for the financing of our new facility in Israel.

As indicated above (under “Cash flows from financing activities”), in the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was removed.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2018 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the impact of competition and new technologies;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition; and

●	those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2018 Annual Report, as well as in the 2018 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2018 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2018 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 11-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.